EXHIBIT 12.1

ANWORTH MORTGAGE ASSET CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

Computation of ratio of earnings to combined fixed charges and preferred stock dividends:

	For the Years Ended December 31,
	2013	2012	2011	2010	2009
Fixed charges(1)	$92,970	$86,073	$89,265	$95,830	$115,707
Preferred stock dividends	5,736	5,773	5,885	5,764	5,906
Combined fixed charges and preferred stock dividends	$98,706	$91,846	$95,150	$101,594	$121,613
Fixed charges	$98,706	$91,846	$95,150	$101,594	$121,613
Net income	$75,720	$100,218	$122,876	$110,499	$130,234
	$174,426	$192,064	$218,026	$212,093	$251,847
Ratio of earnings to combined fixed charges and preferred stock dividends	1.77	2.09	2.29	2.09	2.07

(1)	Fixed charges consist of interest expense on all indebtedness.